The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus, prospectus supplement and index supplement do not constitute an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Pricing Supplement dated May 4, 2011

Preliminary Pricing Supplement (To the Prospectus dated August 31, 2010, the Prospectus Supplement dated August 31, 2010 and Index Supplement dated March 16, 2011)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-169119

$[—] Notes due May 31, 2013 Linked to the Performance of the Hang Seng China Enterprises Index Global Medium-Term Notes, Series A, No. E-6558

Terms used in this preliminary pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Initial Valuation Date:	May 25, 2011

Issue Date:	May 31, 2011

Final Valuation Date:	May 28, 2013*

Maturity Date:	May 31, 2013**

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof

Reference Asset:	Hang Seng China Enterprises Index (the “Index”) (Bloomberg ticker symbol “HSCEI <Index>”)

Maximum Return:	[27.00%-35.00%]*** *** The actual Maximum Return on the Notes will be set on the Initial Valuation Date and will not be less than 27.00%.

Participation Rate:	300%

Knock-In Barrier:	[—], equal to the Initial Level multiplied by 80.00%, rounded to the nearest hundredth.

Payment at Maturity:

If the Index Return is greater than or equal to 0.00%, you will receive a cash payment that provides you with a return per $1,000 principal amount Note equal to the Index Return multiplied by the Participation Rate, subject to the Maximum Return. For example, assuming that the Maximum Return is set at 27.00%, if the Index Return is 9.00% or more, you will receive the Maximum Return on the Notes of 27.00%, which entitles you to the maximum total payment of $1,270.00 for every $1,000 principal amount Note that you hold. Accordingly, if the Index Return is greater than or equal to 0.00%, your payment per $1,000 principal amount Note will be calculated as follows, subject to the Maximum Return:

$1,000 + [$1,000 × (Index Return x Participation Rate)]

If the Index Return is less than 0.00%, but the Final Level is greater than or equal to the Knock-In Barrier, you will receive the principal amount of your Notes.

If the Index Return is less than 0.00% and the Final Level is less than the Knock-In Barrier, you will receive on the Maturity Date, subject to the credit risk of the Issuer, a cash payment calculated per $1,000 principal amount Note as follows:

$1,000 + [$1,000 × Index Return]

You will lose some or all of your principal at maturity if the Index Return is less than 0% and the Final Level is less than the Knock-In Barrier. Any payment on the Notes is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this preliminary pricing supplement.

Index Return:	The performance of the Index from the Initial Level to the Final Level, calculated as follows: Final Level – Initial Level Initial Level

Initial Level:	[—], the Closing Level of the Index on the Initial Valuation Date.

Final Level:	The Closing Level of the Index on the Final Valuation Date.

Closing Level:	The closing value of the Index published at the regular weekday close of trading on the relevant valuation date as displayed on Bloomberg Professional® service page “HSCEI <Index>” or any successor page on Bloomberg Professional® service or any successor service, as applicable. In certain circumstances, the closing value of the Index will be based on the alternate calculation of the Index as described in “Reference Assets—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices” starting on page S-90 of the accompanying Prospectus Supplement.

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06738KJU6 and US06738KJU60

*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities, Interest Rates, Currency Exchange Rates, Currencies, or Other Assets or Variables (Other than Commodities)” in the prospectus supplement.
**	Subject to postponement in the event of a market disruption event and as described under “Terms of the Notes—Maturity Date” and “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities, Interest Rates, Currency Exchange Rates, Currencies, or Other Assets or Variables (Other than Commodities)” in the prospectus supplement

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement, “Risk Factors” beginning on page IS-2 of the index supplement and “Selected Risk Considerations” beginning on page PPS-4 of this preliminary pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this preliminary pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission‡	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

‡

Barclays Capital Inc. will receive commissions from the Issuer equal to [TBD]% of the principal amount of the notes, or [$TBD] per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. Accordingly, the percentage and total proceeds to Issuer listed herein is the minimum amount of proceeds that Issuer receives.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this preliminary pricing supplement. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this preliminary pricing supplement together with the prospectus dated August 31, 2010, as supplemented by the prospectus supplement dated August 31, 2010 and the index supplement dated March 16, 2011 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This preliminary pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•	Prospectus Supplement dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201604/d424b3.htm

•	Index Supplement dated March 16, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511068935/d424b3.htm

Our SEC file number is 1-10257. As used in this preliminary pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this preliminary pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis. Note that, for purposes of the hypothetical total returns set forth below, we are assuming an Initial Level of 13,208.71, the Knock-In Barrier of 10,566.97 (80.00% of the Initial Level) and a hypothetical Maximum Return of 27.00%. The hypothetical examples below do not take into account any tax consequences from investing in the Notes.

Final Level	Index Return	Payment at Maturity	Total Return on Notes
26,417.42	100.00%	$1,270.00	27.00%
25,096.55	90.00%	$1,270.00	27.00%
23,775.68	80.00%	$1,270.00	27.00%
22,454.81	70.00%	$1,270.00	27.00%
21,133.94	60.00%	$1,270.00	27.00%
19,813.07	50.00%	$1,270.00	27.00%
18,492.19	40.00%	$1,270.00	27.00%
17,171.32	30.00%	$1,270.00	27.00%
15,850.45	20.00%	$1,270.00	27.00%
15,190.02	15.00%	$1,270.00	27.00%
14,529.58	10.00%	$1,270.00	27.00%
14,397.49	9.00%	$1,270.00	27.00%
13,869.15	5.00%	$1,150.00	15.00%
13,208.71	0.00%	$1,000.00	0.00%
11,887.84	-10.00%	$1,000.00	0.00%
11,227.40	-15.00%	$1,000.00	0.00%
10,566.97	-20.00%	$1,000.00	0.00%
9,246.10	-30.00%	$700.00	-30.00%
7,925.23	-40.00%	$600.00	-40.00%
6,604.36	-50.00%	$500.00	-50.00%
5,283.48	-60.00%	$400.00	-60.00%
3,962.61	-70.00%	$300.00	-70.00%
2,641.74	-80.00%	$200.00	-80.00%
1,320.87	-90.00%	$100.00	-90.00%
0.00	-100.00%	$0.00	-100.00%

PPS-2

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from an Initial Level of 13,208.71 to a Final Level of 13,869.15.

Because the Final Level of 13,869.15 is greater than the Initial Level of 13,208.71 and the Index Return of 5.00% multiplied by the Participation Rate of 300% does not exceed the hypothetical Maximum Return of 27.00%, the investor receives a payment at maturity of $1,150.00 per $1,000.00 principal amount Note calculated as follows:

$1,000 + [$1,000 × (5.00% × 300%)] = $1,150.00

The total return on the investment of the Notes is 15.00%.

Example 2: The level of the Index increases from an Initial Level of 13,208.71 to a Final Level of 17,171.32.

Because the Final Level of 17,171.32 is greater than the Initial Level of 13,208.71 and the Index Return of 30.00% multiplied by the Participation Rate of 300% exceeds the hypothetical Maximum Return of 27.00%, the investor will receive a payment at maturity of $1,270.00 per $1,000.00 principal amount Note, the maximum total payment on the Notes.

The total return on the investment of the Notes is 27.00%.

Example 3: The level of the Index decreases from an Initial Level of 13,208.71 to a Final Level of 11,887.84.

Although the Index Return of -10.00% is less than 0%, because the Final Level of 11,887.84 is greater than the Knock-In Barrier of 10,566.97, the investor will receive a payment at maturity of $1,000 per $1,000 principal amount Note.

Example 4: The level of the Index decreases from an Initial Level of 13,208.71 to a Final Level of 9,246.10.

Because the Index Return of -30.00% is less than 0% and the Final Level of 9,246.10 is less than the Knock-In Barrier of 10,566.97, the investor will receive a payment at maturity of $700.00 per $1,000.00 principal amount Note calculated as follows:

$1,000 + [$1,000 × -30.00%] = $700.00

The total return on the investment of the Notes is -30.00%.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The Final Valuation Date, the Maturity Date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities, Interest Rates, Currency Exchange Rates, Currencies, or Other Assets or Variables (Other than Commodities)” with respect to the Index; and

•	For a description of further adjustments that may affect the Index, see “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index”.

•

Appreciation Potential—The Notes provide exposure to three times the positive Index Return up to the Maximum Return on the Notes. For a description of the risk of loss, see “Selected Risk Considerations—Your Investment in the Notes May Result in a Loss” below. The Maximum Return will be set on the Initial Valuation Date and will not be less than 27.00%, which would represent a maximum additional payment of $270.00 for every $1,000 principal amount Note. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this preliminary pricing supplement.

PPS-3

•

Diversification Among Equities of the Hang Seng China Enterprises Index—The return on the Notes is linked to the Hang Seng China Enterprises Index. The Hang Seng China Enterprises Index is intended to track the performance of all the Hong Kong listed H-Shares of Chinese enterprises, one year after the first H-Share company was listed on the Stock Exchange of Hong Kong Limited. For additional information about the Index, see the information set forth under “Non Proprietary Indices—Equity Indices—Hang Seng China Enterprises Index” in the Index Supplement.

•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement (for example, if you did not purchase your Notes in the initial issuance of the Notes).

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the Index. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year. Long-term capital gain of a noncorporate U.S. holder that is recognized in a taxable year beginning before January 1, 2013 is generally taxed at a maximum rate of 15%. Long-term capital gain of a noncorporate U.S. holder that is recognized in a taxable year beginning on or after January 1, 2013 is generally taxed at preferential rates.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this preliminary pricing supplement is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect.

For a further discussion of the tax treatment of your Notes as well as possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this preliminary pricing supplement.

Recently Enacted Legislation. Under recently enacted legislation, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 are generally required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following (which may include your Notes), but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. Individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Index. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”;

•	“Risk Factors—Additional Risks Relating to Securities with a Barrier Percentage or a Barrier Level”;

•	“Risk Factors—Additional Risks Relating to Securities with a Maximum Return, Maximum Rate, Ceiling or Cap”; and

PPS-4

•

“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds.”

In addition to the risks described above, you should consider the following:

•

Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be fully exposed to any decline of the Index from the Initial Level to the Final Level if the Final Level is less than the Knock-In Barrier. You will lose some or all of your investment at maturity if the Index Return is less than 0.00% and the Final Level of the Index is less than the Knock-In Barrier. Any payment on the Notes is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this preliminary pricing supplement.

•

Your Gain on the Notes Is Subject to the Maximum Return—If the Index Return is greater than 0%, for each $1,000 principal amount Note, you will receive at maturity $1,000 plus an additional amount that will not be greater than $1,000 multiplied by the Maximum Return. The Maximum Return will be set on the Initial Valuation Date and will not be less than 27.00%.

•

Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•

No Direct Exposure to Fluctuations in Foreign Exchange Rates—The value of your Notes will not be adjusted for exchange rate fluctuations between the U.S. dollars and the currency in which the stocks composing the Index are denominated, although any currency fluctuations could affect the performance of the Index. Therefore, if the applicable currency appreciates or depreciates relative to the U.S. dollar over the term of the Notes, you will not receive any additional payment or incur any reduction in your payment at maturity.

•

Non-U.S. Securities Markets Risks—The stocks included in the Index are issued by foreign companies in foreign securities markets. These stocks may be more volatile and may be subject to different political, market, economic, exchange rate, regulatory and other risks which may have a negative impact on the performance of the financial products linked to the Index, which may have an adverse effect on the Notes. Also, the public availability of information concerning the issuers of stocks included in the Index will vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. In addition, the issuers of the stocks included in the Index may be subject to accounting, auditing and financial reporting standards and requirement that differ from those applicable to United States reporting companies.

•

Risks Associated with Emerging Markets—An investment in the Notes will involve risks not generally associated with investments which have no emerging market component. In particular, many emerging nations are undergoing rapid institutional change, involving the restructuring of economic, political, financial and legal systems. Regulatory and tax environments may be subject to change without review or appeal. Many emerging markets suffer from underdevelopment of capital markets and tax regulation. The risk of expropriation and nationalization remains a threat. Guarding against such risks is made more difficult by low levels of corporate disclosure and unreliability of economic and financial data.

•

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

•

The Payment at Maturity of Your Notes is Not Based on the Level of the Index at Any Time Other than the Final Level on the Final Valuation Date—The Final Level of the Index and the Index Return will be based solely on the Closing Level of the Index on the Final Valuation Date (subject to adjustments as described in the prospectus supplement). Therefore, if the Closing Level of the Index dropped precipitously on the Final Valuation Date, the payment at maturity, if any, that you will receive for your Notes may be significantly less than it would otherwise have been had the payment at maturity been linked to the level of the Index prior to such drop. Although the level of the Index on the Maturity Date or at other times during the life of your Notes may be higher than the Closing Level of the Index on the Final Valuation Date, you will not benefit from any increases in the level of the Index other than the increase, if any, represented by the Final Level of the Index on the Final Valuation Date that is greater than the Initial Level of the Index on the Initial Valuation Date specified on the cover page of this preliminary pricing supplement.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this preliminary pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

PPS-5

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Taxes—The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until maturity and whether all or part of the gain you may recognize upon the sale or maturity of an instrument such as the Notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time to maturity of the Notes;

•	the dividend rate on the common stocks underlying the Index;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Description of the Reference Asset

The Hang Seng China Enterprises Index is intended to track the performance of all the Hong Kong listed H-Shares of Chinese enterprises, one year after the first H-Share company was listed on the Stock Exchange of Hong Kong Limited. H-Shares are Hong Kong listed shares, traded in Hong Kong dollars, of companies incorporated in mainland China. For additional information about the Index, see the information set forth under “Non Proprietary Indices—Equity Indices— Hang Seng China Enterprises Index” in the Index Supplement.

Historical Information

The following graph sets forth the historical performance of the Index based on the daily Index closing level from January 2, 2002 through May 2, 2011. The Index closing level on May 2, 2011 was 13,208.71.

We obtained the Index closing levels below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Final Valuation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

PPS-6

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

PPS-7